December 9, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jay Ingram, Legal Branch Chief

Re: Nimtech Corp.
    Registration Statement on Form S-1
    Filed October 17, 2014
    File No. 333-199438

Ladies and Gentlemen:

This letter sets forth the responses of Nimtech Corp. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of November 13, 2014.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

     *    You state in your disclosure that you are a development stage company;
     * Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
     * Since formation, you have not generated any revenues and you have limited assets, mostly comprising cash;
     *    You are issuing penny stock; and
     * You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Nimtech Corp. is not a blank check company.

RESPONSE

In response to this comment, the Company reiterates that it is not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended (the "Securities Act"), and therefore the Registration Statement need not comply with the requirements of Rule 419. As detailed unequivocally in the Company's Registration Statement, the Company has a specific business plan and purpose for the manufacture and distribution of paper cup products, and has no plans or intentions to merge with any other entity. It does not therefore meet the definition of a blank check company and it would be misleading to disclose otherwise.

Moreover, there is nothing in Rule 419 or any interpretive guidance that would suggest that qualifying for shell company status amounts to blank check company status, as suggested by the Staff in this comment. To the contrary, the Commission has given specific guidance that, "Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."

2. Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

RESPONSE

None.

Prospectus Cover Page

3. You state that the offering shall terminate on the earlier of (i) the date when Nimtech Corp. decides to do so, or (ii) when the offering is fully subscribed for. Please revise your disclosure regarding a termination of the offering to include that the offering shall automatically terminate at close of business on the day that is 240 days following the effective date of the registration statement, unless the offering is extended by Nimtech Corp. Please make corresponding revisions throughout the registration statement. ?

RESPONSE

The registration statement has been revised accordingly.

4. Please provide a telephone number where your principal officer, Mrs. Badria Alhussin, can be reached. The current phone number on the prospectus cover page is a Nevada area code where Mrs. Alhussin does not live.

RESPONSE

+ 902129327067

Risk Factors, page 4
We have yet to earn revenue and our ability to sustain our operations . . ., page 5


5. The first sentence of this risk factor heading refers to a risk covered under the previous risk factor. Please delete the first sentence of this risk factor and revise the remainder of this risk factor to clearly and concisely identify and discuss the specific risk associated with the going concern issue raised by your registered public accounting firm. We also note that each risk factor should be limited to one risk and not include multiple risks under one caption.

RESPONSE

The risk factor has been revised to discuss our auditor's going concern opinion, and a second risk factor has been introduced to discuss our need to raise capital.

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
Because Company's headquarter and assets are located outside . . ., page 6

6. Please correct the last sentence of this risk factor to read, "As well, any judgment obtained in the United States against us may not be enforceable in Turkey."

RESPONSE

The risk factor has been revised accordingly.

Because we will purchase our raw materials from overseas . . ., page 6

7. We note that you plan to market your products in Turkey but obtain your raw materials and equipment from Panama. To the extent material, please enhance this risk factor to describe any government regulations or restrictions in Panama that will impact your business. See Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE

We are unaware of any government regulations or restrictions in Panama that would have a material impact on our business. Therefore, we have not changed the risk factor.

Because our current president has other business interests . . ., page 7

8. Please revise this risk factor to include a description of Mrs. Alhussin's other business obligations and the amount of time she will be spending on each such obligation.

RESPONSE

We have removed this risk factor entirely.

We are selling this offering without an underwriter . . ., page 8

9. We note your disclosure regarding Mrs. Alhussin's plan to offer the shares to friends, family members, and business associates. Please revise your disclosure in the Plan of Distribution section on page 28 to include this disclosure.

RESPONSE

The Plan of Distribution has been revised accordingly.

Management Discussion and Analysis or Plan of Operation-Establish Our Office, page 11

10. We note your disclosure that your business office is provided to you free of charge by Mrs. Alhussin. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if an employer's location, whether such employer is aware and approves of this activity. Please also disclose how long you anticipate being able to use this office free of charge. Please also disclose your anticipated needs regarding office equipment and the estimated cost of such office equipment.

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
RESPONSE

The registration statement has been revised accordingly.

Description of Business-General, page 16

11. We note your statement on page 16 that you have several partners "ready to cooperate" with you in Turkey. Please revise this section to provide specific disclosure regarding your interaction with the purported partners you list, including any negotiations or arrangements entered into for the supply of paper cups to such partners.

RESPONSE

The registration statement has been revised to show that we have one current contract for the sale of products, and for the others, we have had preliminary discussions.

Description of Business-Marketing, page 17

12. We note your statement that your marketing strategy is a "proven, valid strategy. . . This strategy generates a repeated customer base. . ." Please revise this section to provide specific examples that substantiate your statement regarding the validity of your marketing strategy.

RESPONSE

The subjective statement has been removed.

Description of Business-Freight, page 18

13. We note your disclosure that Streamtown Commercial AG, your supplier, "is ready to offer a better price on the machines and supplies, depending on volumes purchased. . ." Please revise your disclosure to provide specifics regarding such improved pricing based on volumes purchased.

RESPONSE

The statement has been removed.

Description of Business-Contracts, page 18

14. You state that a copy of the Contract of sale of goods is filed as Exhibit
10.2. This agreement is filed under Exhibit 10.1. Please correct such disclosure throughout the registration statement.

RESPONSE

The contract for sale of goods is revised to be exhibit 10.1.

15. You state that a copy of the Lease Agreement is filed as Exhibit 10.2. The lease is filed under Exhibit 10.2. Please revise your disclosure. ?

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
RESPONSE

The lease agreement is revised to be exhibit 10.2.

Description of Business, page 19

16. Please disclose an estimate of the amount of time spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

RESPONSE

The company has not spent money on research and development, and therefore it has not included a disclosure on the subject.

Description of Business-Finance, page 20

17. We note the disclosure regarding the expenses associated with raw materials, marketing, and other expenses is inconsistent with your tabular disclosure on page nine of your registration statement. Please revise the disclosure regarding these expenses throughout the registration statement for consistency, where applicable.

RESPONSE

The tabular disclosure on page 9 has been revised.

Directors, Executive Officers, Promoter and Control Persons, page 25

18. Please revise your disclosure to include the information required by Item 401(e)(1) of Regulation S-K. For example, please provide disclosure regarding the principal business of each organization where Mrs. Alhussin currently works and has worked, including the nature of the responsibilities undertaken by Mrs. Alhussin at each such organization, and provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mrs. Alhussin should serve as a director of Nimtech Corp.

RESPONSE

The registration statement has been revised.

Certain Relationships and Related Transactions, page 27

19. We note your disclosure that Mrs. Alhussin, your sole officer and director, provides office space free of charge to Nimtech Corp. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to this agreement. Please also file any agreement you have with Mrs. Alhussin as an exhibit to the registration statement. See
Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mrs. Alhussin, Nimtech Corp. should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10(iii) of Regulation S-K.

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
RESPONSE

The registration statement has been revised.

Item 16 Exhibits, page II-2

20. We note that the exhibit numbers for Contract of sale of goods, Lease Agreement, and Verbal Agreement are inaccurate. Please correct your disclosure.

RESPONSE

The exhibit numbers have been corrected.

The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,


/s/ Badria Alhussin
-------------------------------
Badria Alhussin
President of Nimtech Corp.

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